UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

LEVIATHAN MINERALS GROUP INCORPORATED
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

New Asia Partners China II, LLC
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
Attn: Todd Vollmers
(612) 279-2030
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 13, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 45-3465263 New Asia Partners China II, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 1,145,778 8. Shared Voting Power N/A
9. Sole Dispositive Power 1,145,778
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,778
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 6.49%
14. Type of Reporting Person (See Instructions) OO (limited liability company)

Item 1.    Security and Issuer

1,145,778 shares (the “Shares”) of common stock, $0.0001 par value (the “Common Stock”) of Leviathan Minerals Group Incorporated (the “Issuer”).  The Issuer’s address is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402

Item 2.    Identity and Background

(a)          This statement is filed by New Asia Partners China II, LLC (the “Reporting Person”).

(b)          The address of the Reporting Person is 800 Nicollet Mall, Suite 2690,  Minneapolis, MN 55402.

(c)           New Asia Partners China II, LLC is a private equity group.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is formed in the state of Minnesota.

Item 3.    Source and Amount of Funds or Other Consideration

On September 13, 2011, New Asia Partners, LLC (the "Parent") transferred by gift an aggregate of 594,321 shares of Common Stock and warrants to purchase an aggregate of 551,457 shares of Common Stock of the Issuer to the Reporting Person, a wholly owned subsidiary of the Parent.

Item 4.    Purpose of Transaction

The Reporting Person acquired the securities of the Issuer as set forth in Item 3 above, which is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

As a result of the transactions contemplated herein, the Reporting Person owns of record 594,321 shares of the Common Stock of the Issuer and warrants to purchase 551,457 shares of Common Stock of the Issuer, representing approximately 6.49% of the outstanding Common Stock of the Company (as determined by the number of shares of Common Stock reported issued and outstanding on the Company’s Form 8-K filed on August 26, 2011).  The Reporting Person is the wholly owned subsidiary of the Parent.  Newport Capital, LLC ("Newport Capital") owns 90% of the outstanding membership interests of the Parent and Dennis Nguyen owns 100% of the outstanding membership interests of Newport Capital and therefore may be deemed to beneficially own up to 90% of the shares of Common Stock owned of record by the Reporting Person. Wildwood Capital, LLC ("Wildwood Capital") owns 10% of the outstanding membership interests of the Parent and Todd Vollmers owns 100% of the outstanding membership interests of Wildwood Capital and may be deemed to beneficially own up to 10% of the Common Stock owned of record by the Reporting Person.  Mr. Vollmers and Mr. Nguyen share voting and dispositive control over the securities of the Issuer owned of record by the Reporting Person and beneficially by the Parent.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2011                                                     NEW ASIA PARTNERS CHINA II, LLC

By: /s/ Todd Vollmers_______________
      Todd Vollmers, Vice President